SHUMAKER, LOOP & KENDRICK, LLP
ATTORNEYS AT LAW

Paul R. Lynch	Suite 2800	OTHER OFFICES
(813) 227-2251	101 East Kennedy Blvd.	CHARLOTTE, NC
plynch@slk-law.com	Tampa, FL 33602	COLUMBUS, OH
	(813) 229-7600	TOLEDO, OH
Fax (813) 229-1660

Mailing Address
P.O. Box 172609
Tampa, FL 33672-0609
August 22, 2006
VIA EDGAR AND FED EX
Mr. Eric C. McPhee
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Saddlebrook Resorts, Inc.
Item 4.10, Form 8-K, filed August 16, 2006
File number 002-65481
Dear Mr. McPhee:
     On behalf of Saddlebrook Resorts, Inc. (the “Company”), set forth below are responses to the your comment letter dated August 21, 2006, with respect to the Company’s Form 8-K filed on August 16, 2006. For your convenience, your comments are set forth in bold and followed by the Company’s response.
1.	Please revise the Form to comply with Item 304(a)1)(v) of Regulation S-K which requires a statement indicating whether the board of directors discussed the subject matter of the reportable event with the former accountant and whether you have authorized the former accountant to respond fully to the successor accountant concerning the subject matter of such reportable event.
     Response: We have revised the disclosure as requested.

Mr. Eric C. McPhee
August 22, 2006

2.	When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-K Item 304(a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.
Response: We will provide the required disclosure in an amendment to the Form 8-K when a new independent auditing firm is engaged.
3.	If any revisions are made to the form 8-K, please file a new Exhibit 16 letter.
Response: We have provided a copy of the Amendment to the Form 8-K and have requested that PricewaterhouseCoopers provide us with a new Exhibit 16 letter.
     The Company acknowledges the following: that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     A marked copy of the amended Form 8-K has been sent to you, along with copies of this response letter, via FedEx.
     Should you require further clarification of any of the matters raised in this letter, please contact me at 813-227-2251.
Sincerely,
/s/ Paul R. Lynch
Paul R. Lynch

cc:	Mr. Thomas L. Dempsey
Ms. Diane Hall